ARKEMA

RECEIVED

2007 NOV -6 A 5:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November ,5th, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

07027785

SUPPL

Rule 12g3-2(b) Exemption
File No. 082-34965

PROCESSED
NOV 0 8 2007
THOMSON
FINANCIAL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

F.G.

dlw 11/7

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

Enclosed documents

- Press release : " Arkema finalizes the sale of its Urea Formaldehyde Resins business to Hexion "

ARKEMA

The world is our inspiration

Press release
Communiqué de presse

Colombes, November 2nd 2007

Arkema finalizes the sale of its Urea Formaldehyde Resins business to Hexion

Arkema has finalized the sale of its Urea Formaldehyde Resins business to the American company Hexion, the world leader in thermoset resins

The divestment of this activity falls in line with the planned evolution of the Group's business portfolio following the divestment of its Agrochemicals business unit and Amines activity in the United States and the acquisition of the company Coatex

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

CONTACTS INVESTOR RELATIONS:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard @arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

CONTACTS PRESS RELATIONS:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tél. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

END